MFS® INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

February 23, 2010

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 29 to Registration Statement on Form N-1A for MFS Series Trust VI (File Nos. 33-34502; 811-6102) (“Trust VI”), Post-Effective Amendment No. 31 to Registration Statement on Form N-1A for MFS Series Trust VIII (File Nos. 33-37972; 811-5262) (“Trust VIII”), Post-Effective Amendment No. 70 to Registration Statement on Form N-1A for MFS Series Trust IX (File Nos. 2-50409; 811-2464) (“Trust IX”), Post-Effective Amendment No. 13 to Registration Statement on Form N-1A for MFS Series Trust XII (File Nos. 333-126328; 811-21780) (“Trust XII”) and Post-Effective Amendment No. 39 to Registration Statement on Form N-1A for MFS Series Trust XV (File Nos. 2-96738; 811-4253) (“Trust XV”)

Ladies and Gentlemen:

On behalf of Trust VI, Trust VIII, Trust IX, Trust XII, and Trust XV, this letter sets forth our responses to your comments on the above-mentioned Registration Statements, each filed on December 21, 2009.

General Comments

1.           Comment:    Please file a “Tandy” representation letter in connection with the comment process for the above-referenced
                                    Registration  Statements.

      Response:   A “Tandy” representation letter will be filed on or before the date hereof.

Prospectus

2.           Comment:    For each series of each Trust, apply, as applicable, comments previously received from the staff on the following Post-
         Effective Amendments to Registration Statements on Form N-1A:  MFS Series Trust I, File Nos. 33-7638 and 811-4777,
         Post-Effective Amendment No. 55 (Accession No. 0001193125-09-206890); MFS Series Trust IV, File Nos. 2-54607 and 811-
         2594, Post-Effective Amendment No. 49 (Accession No. 0001193125-09-206870); MFS Series Trust V, File Nos. 2-38613 and
         811-2031, Post-Effective Amendment No. 64 (Accession No. 0001193125-09-238970); and MFS Series Trust XI, File Nos.
        33-68310 and 811-7992, Post-Effective Amendment No. 29 (Accession No. 0001493125-09-239025).

     Response:    We will apply such comments, as applicable.

3.         Comment:         I have no comment on the marked copy of the prospectus for MFS Sector Rotational Fund, a series of Trust XII, received  on February 3, 2010, showing changes from the Post-Effective Amendment filed on December 21, 2009, reflecting that  Valley Forge Capital Advisors, Inc., is no longer the sub-adviser to the fund and certain other changes to the fund’s  investment strategies.

             Response:      As provided in the February 3, 2010, e-mail, the disclosure for MFS Sector Rotational Fund was modified as follows:

<r>        MFS (Massachusetts Financial Services Company, the fund's investment adviser) normally invests the fund’s assets primarily in equity securities.  In selecting investments for the fund, MFS is not constrained to any particular investment style. MFS may invest the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued  compared to their perceived worth (value companies), or in a combination of growth and value companies.  MFS may  invest the fund’s assets in companies of any size.  MFS may invest the fund’s assets in foreign securities.  MFS may use derivatives for any investment purpose.

          MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments for the fund are  selected based on fundamental and quantitative analysis of each investment. As a result of MFS’ investment selection  process, MFS may invest a relatively large percentage of the fund’s assets in a single sector or small number of sectors.
</r>

          Principal Risks
          As with any mutual fund, the fund may not achieve its objective and/or you could lose money on your investment in the fund. An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit
           Insurance Corporation or any other governmental agency.

          The principal risks of investing in the fund are:

          Stock Market/Company Risk:  Stock markets are volatile and can decline significantly in response to issuer, market, economic, political, regulatory, geopolitical, and other conditions. The price of an equity security can decrease significantly in response to these conditions, and these conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the market in general.

          Foreign Risk: Exposure to foreign markets through issuers or currencies can involve additional risks relating to market, economic, political, regulatory, geopolitical, or other conditions. These factors can make foreign investments, especially those in emerging markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react  differently to these conditions than the U.S. market.

          Sector Focus Risk:  The fund’s performance may be closely tied to the performance of companies in a limited number of sectors and could be more volatile than the performance of more diversified funds.
<r>
</r>
          Derivatives Risk:  Derivatives can be used to take both long and short positions. Derivatives can be highly volatile and  involve risks in addition to the risks of the underlying indicator(s) on which the derivative is based. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost and can involve leverage.

          Leveraging Risk:  Leverage involves investment exposure in an amount exceeding the initial investment. Leverage can cause increased volatility by magnifying gains or losses.
<r>
          Investment Selection Risk:  The MFS analysis of an investment can be incorrect and can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.
</r>
          Counterparty and Third Party Risk:  Transactions involving a counterparty or third party other than the issuer of the instrument are subject to the credit risk of the counterparty or third party, and to the counterparty’s or third party’s ability to perform in accordance with the terms of the transaction.

          Liquidity Risk:  It may not be possible to sell certain investments, types of investments, and/or segments of the market at  any particular time or at an acceptable price.

          Statutory:

          Principal Investment Strategies
<r>
          MFS normally invests the fund’s assets primarily in equity securities.  In selecting investments for the fund, MFS is not constrained to any particular investment style. MFS may invest the fund’s assets in the stocks of companies it believes to  have above average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of  growth and value companies.

          MFS may invest the fund’s assets in companies of any size.

          MFS may invest the fund’s assets in foreign securities.

          MFS may use derivatives for any investment purposes, including to earn income and enhance returns, to increase or decrease exposure to a particular market, to manage or adjust the risk profile of the fund, or as alternatives to direct investments.

          MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments for the fund are  selected based on fundamental and quantitative analysis of each investment. MFS uses fundamental analysis of issuers and their potential in light of their current financial condition and industry position, and market, economic, political, and  regulatory conditions. Factors considered may include analysis of earnings, cash flows, competitive position, and management ability. MFS also uses proprietary quantitative model to forecast the expected return of an investment.

           Factors considered by the quantitative model include valuation, price momentum, and earnings quality. As a result of
          MFS’ investment selection process, MFS may invest a relatively large percentage of the fund’s assets in a single sector or  small number of sectors.
</r>

          Portfolio Manager(s)
          Information regarding the portfolio manager(s) of the fund is set forth below. Further information regarding the portfolio manager(s), including other accounts managed, compensation, ownership of fund shares, and possible conflicts of interest, is available in the fund’s SAI. The portfolio manager is primarily responsible for the day-to-day management of  the fund.

Portfolio Manager                                     Primary Role                            Five Year History
<r>
Matthew W. Krummell                              Portfolio Manager                     Employed in the investment area of MFS since 2001
</r>

    I you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Assistant Secretary